

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2014

Via E-mail
Stephen R. Brunner
President, Chief Executive Officer and Chief Operating Officer
Sanchez Production Partners LLC
1801 Main Street, Suite 1300
Houston, TX 77002

> **Re: Sanchez Production Partners LLC (f/k/a Constellation Energy Partners LLC)**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 26, 2014**
> **File No. 333-198440**

Dear Mr. Brunner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   We note the response to prior comment 1 and, for the following reasons, question the conclusion that Rule 13e-3 does not apply to the Plan of Conversion:

- The effect set forth in Rule 13e-3(a)(3)(ii)(B) is simply causing a class of equity securities which is listed on a national securities exchange to no longer be so listed. The outstanding limited liability company interests of the Company will not continue to be listed following the conversion. The effect appears to be present on that basis alone.
- The public interest arguments appearing in the response assume that the rule is not applied on a class-by-class basis, but the rule speaks only to individual classes of

securities. With respect to the outstanding LLC interests, benefits and rights that might attach to the new LP interests of Sanchez LP do not appear to be relevant, except to the extent that they indicate availability of the exception set forth in Rule 13e-3(g)(2).

- Disclosure indicates that the new LP interests will have significantly different rights from the outstanding LLC interests (no right to approve major transactions; no right to approve amendments to organizational documents; no right to elect managers, etc.). On this basis, the exception set forth in Rule 13e-3(g)(2) would not be available. Also, as the new securities are LP interests, as opposed to common stock, the proviso in that subparagraph is inapplicable.

We also note that the rule can apply even when there is no new entity, and the existing entity continues to be subject to reporting and other obligations arising in respect of other classes of its securities. See Question 3 in SEC Release No. 34-17719 (August 2, 1979). In view of the foregoing, please file a Schedule 13E-3 with respect to the Plan of Conversion.

2.   Please provide us with your analysis as to which entity or entities should be the registrant or registrants with regard to the Form S-4. We note that it appears that Sanchez Production Partners LP ("Sanchez LP") will be issuing a new class of securities, namely common units of Sanchez LP.

3.   We note your statement on page 37 that "[w]e will prepare and submit to the NYSE MKT, as soon as practicable, a listing of additional shares notification or other appropriate documentation covering the common units of Sanchez LP issued in connection with the Conversion." We also note the statement in your response letter that "the class of equity securities of the Company currently listed on the NYSE MKT LLC and registered under Section 12(b) of the Exchange Act will not be treated by the NYSE MKT as being delisted in connection with the Conversion and, in fact, no original listing application is required to be submitted by Sanchez LP to the NYSE MKT in connection with the listing of Sanchez LP's common units under the same ticker symbol after the Conversion … ." Please advise us as to whether the NYSE MKT has confirmed to you that (a) a listing of additional shares notification will be sufficient for the Sanchez LP common units, (b) an original listing application for Sanchez LP will not be needed and (c) the class of equity securities currently listed will not be considered by the NYSE MKT as being delisted.

4.   We note your statement that "[c]onsistent with the absence of any delisting, deregistration and termination of a reporting obligation, neither a Form 25 nor a Form 15 … will be filed, or required to be filed, by the NYSE MKT or the Company …." Your analysis focuses mostly on the issue of delisting. Please expand your analysis to address why the Company has no deregistration and termination of a reporting obligation.

Background of the Conversion and Relationship with SOG, page 12

5.   We note your response to prior comment 2. We also note your statement in your
        response letter that two of the managers of the Company's board of managers are
        affiliated with SOG. Please revise the disclosure that you added to page 13 in response to
        prior comment 2 to provide such information.

Cash Distribution Policy and Restrictions on Distributions of Sanchez, page 38

6.   We note your response to our prior comment 4. With regard to the process for setting the
        minimum quarterly distribution at $0.05 per unit, please add to your filing the
        information that you provided in your response.

7.   We note your response to our prior comment 5, concerning shortfalls with regard to
        recent historical periods, and reissue the comment. As you note, you have added
        disclosure on page 41 stating that "[a]s of June 30, 2014, the Company had no cash
        available to make a distribution on its common units." This disclosure only addresses the
        company's inability to make a distribution as of a certain point in time. It does not
        quantify the amount by which the company fell short in recent historical periods. Please
        revise to quantify the shortfalls for recent historical periods. In addition, please provide
        the risk factor disclosure requested in prior comment 5. Please also provide related
        disclosure in the Summary section of your prospectus where you reference the minimum
        quarterly distributions under "Payment of Distributions" on page 10.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director